WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 31, 2010

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Prime Estates & Developments, Inc.
Registration Statement on Form S-11

Dear Ms. Gowetski:

We have filed on EDGAR Amendment No. 6 to the above captioned registration statement.

Our response to your letter of March 30, 2010 is set forth below.  I have attached to this fax changed pages in response to matters discussed in the comment letter.  The changed text is underlined in the Exhibits to this letter.  This changed text appears in the marked version of the filing on EDGAR.

General

1.	Please submit your entire response letter dated March 26, 2010 on EDGAR, including exhibits.

Response: We have submitted the entire letter dated March 26, 2010 including the exhibits.

Statements of Operations F-3

2.
Please revise to include in a separate column the audited period reference in your independent accountants report. This comment also applies to you Statements of Cash Flow on page F-4. Please see ASC 915-205 for reference.

Response: We have updated our financial statements to reflect the periods mentioned in our auditors’ report and in accordance with ASC 915-205

3.	Please revise to properly identify unaudited periods as being unaudited. This comment also applies to you Statement of Cash Flows on page F-4.

Response: We have updated our financial statements to properly reflect which periods are unaudited.

Note 1 – Organization and Nature of Business

Summary of Significant Accounting Policies, page F-6

4.	Please disclose your policy for imputing interest and your basis for determining the appropriate rate of interest, as disclosed in your previous amendment.

Response: We have included the original disclosure prior to this amendment.

Note 3 – Capital Structure, page F-7

5.
Your disclosure under this heading indicates that in September 2009, you sold 392,000 shares of common stock to 43 accredited investors. However, we note that your disclosure on page 35 states that these sales took plac in October. Pelase clarify to us when such sales took place and revise your disclosures accordingly.

Response: The shares were sold on September 15, 2009. We have updated our financial statements to correctly reflect the proper date of sale.

Comment 6:  Updated consent added.

In response to these comments, the Company will immediately file an amendment to Form S-11A.

The Company has previously advised the SEC in an acceleration request that: it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 26, 2010

Mr. Phil Rothenberger
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Prime Estates & Developments, Inc.
Registration Statement on Form S-11

Dear Mr. Rothenberger:

We have filed on EDGAR Amendment No. 5 to the above captioned registration statement.

Our response to your letter of March 17, 2010 is set forth below.  I have attached to this fax changed pages in response to matters discussed in the comment letter.  The changed text is underlined in the Exhibits to this letter.  This changed text appears in the marked version of the filing on EDGAR.

Comment 1

We have revised the disclosure concerning general development plans and indicated why we have no more specifics and related matters in the Summary Section and conformed the changes in the business section.  We have included quantification language concerning no limitations on assets allocated to or funds invested in development projects as discussed.  See Exhibit A.

Existing risk factors on page 8 address development risks.  See Exhibit B.

Comment 2

The following sentence in Exhibit A addresses quantification of investments in joint ventures:

There is no limitation on or percentage allocation of funds or assets between property acquisition and property development or between 100% ownership or joint venture ownership.

We have added an additional risk concerning joint venture ownership.  See Exhibit C.

Also note with respect to Comments 1 and 2 we have modified an existing risk factor.  See Exhibit D.

Comment 3

We have eliminated the language as requested.  See Exhibit E.

You were correct and the financials do need to be updated and that is in process.  I thought I’d fax this now so you could review and we can file and hopefully clear as soon as practical after I get the updated financials.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

EXHIBIT A

Assuming we raise sufficient funding, our investment strategy is designed to provide investors with a diversified portfolio of real estate assets.  However, it is possible that we may only secure funding to acquire or develop one property, in which case our portfolio will not be diversified.  Although we have reviewed the real estate markets in the countries in which we intend to acquire properties, we have no contract, agreement or commitment to acquire or develop any property as of the date of this Prospectus.  Specifically, we have taken the following steps in furtherance of our business plan:  We have enriched our knowledge in the real estate market in Greece, Bulgaria, Romania and the United States by studying the existing statistics on this market and by having extensive discussions with many experts of the market as follows:

	Overall we have reviewed 35 properties or development projects in two countries, the USA and Greece.
	The types of properties we have reviewed are 8 residential and 27 commercial.

	Overall we have met with 37 real estate agents in two countries, the USA and Greece.
	We have met with 20 real estate agents in the U.S. and another 17 in Greece.


We have contacted two appraisers, one in the U.S. and another one in Greece. The appraiser we contacted in Greece is able to make appraisals also in Bulgaria and in Romania. In his team he also includes other scientists such as architects, engineers, topographers and seismologists.

Our discussions with various individuals concerning these properties and projects has included general discussions of acquiring properties directly either ourselves or in a joint venture with others or of developing properties either ourselves or in a joint venture with others, as described above.  As of the date of this prospectus, all such discussions have been general and we have no specific plan as to whether we will acquire or develop ourselves or jointly any specific properties or projects.  There is no limitation in the amount of funds we may invest in either property acquisition or property development.  There is no limitation on or percentage allocation of funds or assets between property acquisition and property development or between 100% ownership or joint venture ownership.  All of the individuals and firms we have met with in furthering our business plan described above have indicated that we need to become a fully reporting SEC company with securities qualified for quotation on the OTCBB before proceeding in any more formal manner and thus our plans remain general as described above.

EXHIBIT B

Our operating results may suffer because of potential development and construction delays and resultant increased costs and risks which could reduce our revenues or lead to the loss of your investment.

We may develop properties, including unimproved real properties, upon which we will construct improvements. We may be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment.

Our real estate development strategies may not be successful which could reduce our revenues or lead to the loss of your investment.

We may in the future engage in development activities to the extent attractive development projects become available. To the extent that we engage in development activities, we will be subject to risks associated with those activities that could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock, including, but not limited to:

•	development projects in which we have invested may be abandoned and the related investment will be impaired;

•	we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

•	we may not be able to obtain land on which to develop;

•	we may not be able to obtain financing for development projects, or obtain financing on favorable terms;

•
construction costs of a project may exceed the original estimates or construction may not be concluded on schedule, making the project less profitable than originally estimated or not profitable at all (including the possibility of contract default, the effects of local weather conditions, the possibility of local or national strikes and the possibility of shortages in materials, building supplies or energy and fuel for equipment);

•	upon completion of construction, we may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that we financed through construction loans; and

•	we may not achieve sufficient occupancy levels and/or obtain sufficient rents to ensure the profitability of a completed project.

Moreover, substantial development activities, regardless of their ultimate success, typically require a significant amount of management’s time and attention, diverting their attention from our other operations.

EXHIBIT C

Because we may not acquire 100% interest in a property but rather a fractional share such as an interest in a joint venture, investors are subject to increased risk because we will not have full control over the project or property and the actions of our joint venture partner could decrease the value of a property or project and thus decrease the value of your investment.

We may not acquire 100% interest in a property but rather a fractional share such as an interest in a joint venture.  Accordingly, investors are subject to increased risk because we will not have full control over the project or property and the actions of our joint venture partner could decrease the value of a property or project and thus decrease the value of your investment.  We have no limitation on the amount of funds that can be invested in joint venture rather than direct ownership of properties or projects.

EXHIBIT D

We may change our business, investment, leverage and financing strategies without stockholder consent which could reduce the value of your investment.

Our discussions with various individuals concerning various properties or projects has included general discussions of acquiring properties directly either ourselves or in a joint venture with others or of developing properties either ourselves or in a joint venture with others, as described above.  As of the date of this prospectus, all such discussions have been general and we have no specific plan as to whether we will acquire or develop ourselves or jointly any specific properties or projects.  There is no limitation in the amount of funds we may invest in either property acquisition or property development.  There is no limitation on or percentage allocation of funds or assets between property acquisition and property development or between 100% ownership or joint venture ownership.  Further, as the market evolves, we may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, default risk and real estate market fluctuations. In addition, we may in the future use leverage at times and in amounts deemed prudent by our management in its discretion, and such decision would not be subject to stockholder approval. Changes to our strategies with regards to the foregoing could materially and adversely affect our financial condition, results of operations.

EXHIBIT E

Specifically, our plan of operations for the next 12 months is as follows:

•
From today until the end of March 2010 we plan to focus our efforts in order to complete our offering, file properly to SEC and FINRA, and do all necessary actions in order to receive an OTCBB ticker. The estimated expenses in order to accomplish this milestone are about $60,004. These expenses will be covered by a $30,000 loan given by one of the directors to the company and the proceeds raised in our prior unregistered offering. We will receive no proceeds from the sale of shares offered by the selling shareholders in this offering.

•
Commencing in April 2010 we plan to raise additional funds in order to be able to cover our operational expenses and have the needed financing to acquire our first pieces of real estate. We believe that the proceeds raised in our prior unregistered offering and the $30,000 loan received by one of our directors will satisfy our cash requirements only until we finish our efforts for additional financing at the end of April 2010. We will receive no proceeds from the sale of shares offered by the selling shareholders in this offering.  If we will not be able to raise any additional funds by the end of April 2010 we do not anticipate to have the ability to continue our operations. We may need or obtain debt financing to implement our business plan. However, we initially contemplate pursuing equity financing only to cover our expenses and finance our first acquisitions of real estate properties. We anticipate that securing a ticker symbol may assist us in raising equity financing because in order to secure this symbol we will become an SEC reporting company and must comply with all SEC reporting requirements, which offers potential investors greater transparency concerning our operations.  In addition, if our stock is qualified for quotation on the OTCBB, investors will know there may be a market, although limited, available for the resale of shares which they purchase.  Of course, there is no assurance that we will be able to raise any future capital in any amount even if we do secure a ticker symbol and if we fail to do so investors could lose their entire investment.  We estimate the cost of this equity financing if we are able to secure it to be about $10,000, primarily legal and accounting costs and filing fees associated with such an offering.